

Bryan Waters · 3rd in

 **Microf**

CEO at Microf

Atlanta, Georgia · 500+ connections · **Contact info**

Experience



CEO

Microf

Jun 2019 – Present · 1 yr 2 mos

Greater Atlanta Area

Advisor and Early Investor

FortifID, Inc.

Apr 2017 – Present · 3 yrs 4 mos

San Francisco Bay Area

Fortif-ID is a start-up providing consumer data and identity services that increase the effectiveness of clients' customer service, direct marketing and underwriting activities, and also enable consumers to have visibility and control over information pertaining to them.



Member of the Board of Directors

Galaxy Gaming, Inc (OTC:GLXZ)

Mar 2015 – Present · 5 yrs 5 mos

Las Vegas, Nevada Area

Principal and Founder

Magnolia Lane Partners, LLC

Jan 2012 – Present · 8 yrs 7 mos
San Francisco Bay Area

Magnolia Lane Partners, LLC is comprised of former executives of B-Line, LLC with experience
in successfully managing Special Purpose Vehicle funds on behalf of institutional and high net
worth investors as well as operating the underlying servicing and operating entities that
support the funds. Magnolia Lane Partners is an advisory and asset management fir ...see mor

Acting CEO

Financial Technology Bank (In Formation)
Feb 2018 – May 2019 · 1 yr 4 mos
San Francisco Bay Area

CEO and advisor for Financial Technology Bank (in formation) focusing on providing banking
services and access to traditionally restricted businesses. Currently preparing National Bankin
charter application, raising capital, securing legal and advisory board members and scoping
minimum viable data capabilities that will enable enhanced, robust "real time" comp ...see mor

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Education



University of California, Los Angeles

Bachelor of Arts (B.A.), Communications Studies
1980 – 1985

Graduated Magna Cum Laude
Phi Beta Kappa



